SEC
Mail Processing
Section
MAR 07 2016
Washington DC
409

SEC



16014519

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Mail Processing
Section
MAR 07 2016
Washington DC
409

SEC FILE NUMBER
8- 47067

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mariner Financial Group, ~~Inc~~. LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9601 Katy Fwy, Ste. 400
(No. and Street)

Houston, TX 77024
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven R. Davis 713-920-9431
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Richardson, Edward Jr.
(Name – *if individual, state last, first, middle name*)

15565 Northland Dr, Ste. 508 Southfield MI 48075
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Steven R. Davis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mariner Financial Group, Inc., as of Dec. 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO. FINOP

Title



NOTARY PUBLIC
STATE OF TEXAS
JOE F MOORE
My Commission Expires
March 8, 2018

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Mariner Investment Group Inc.

Financial Statements and Supplemental Schedules
Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Thereon

For the Year-Ended 12-31-2015

Contents

Independent Auditors Report

Edward Richardson Jr., CPA
15565 Northland Dr W Ste 508
Southfield, MI 48075

248-559-4514

Independent Auditor's Report

Board of Directors
Mariner Financial Group, Inc.
9601 Kale Freeway

Houston, TX

Report on the Financial Statements

I have audited the accompanying statement of financial condition of Mariner Financial Group, Inc. as of December 31, 2015 and the related statements of income, changes in stockholder's equity, changes in liabilities to claims of general creditors, and cash flows for the year ended. These financial statements are the responsibility of Mariner Financial Group, Inc. management. My responsibility is to express an opinion on these financial statements based on my audit.

Auditor's Responsibility

I conducted this audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mariner Financial Group, Inc. as of December 31, 2015, and results of its operations and its cash flows to the year then ended in conformity with accounting principles generally accepted in the United States.

Other Matters

The Supplemental Information has been subjected to audit procedures performed with audit of Mariner Financial Group, Inc. financial statements. Supplemental Information is the responsibility of Mariner Financial Group, Inc.'s management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information . In forming my opinion on the Supplemental Information, I evaluated whether the Net Capital Computation, including its form and content is presented in conformity 17 C.F.R. # 240 17a-5. In my opinion, the Net Capital Computation is fairly stated, in all material respects, in relation to the financial statements as a whole.



Edward Richardson Jr., CPA
Southfield, MI. 48075
February 22, 2016

Mariner Investment Group

Financial Statements

Statement of Financial Position

As of and for the Year-Ended 12-31-2015

	Dec 31, 15
ASSETS	
Current Assets	
Checking/Savings	
Cash Accounts	
DLJ PERSHING(Securities)	
Pershing #2 cash	15,709.01
Total DLJ PERSHING(Securities)	15,709.01
Frost Bank	18,987.33
Total Cash Accounts	34,696.34
Clearing Accounts	
Pershing Clearing	25,000.00
Total Clearing Accounts	25,000.00
Independent Bank	158,595.44
Total Checking/Savings	218,291.78
Total Current Assets	218,291.78
Fixed Assets	
Automobile, 2003 Mer.NON ALLOW	31,500.20
Computer Equipment	1,461.00
Depreceiation Allowance	-46,683.34
Office Equipment	2,562.05
office Furn & Equip	4,116.40
Office Furn P & L	7,562.00
Total Fixed Assets	518.31
Other Assets	
Organizational Costs	
Accum Amort - Org Costs	-750.00
Organizational Cost	750.00
Total Organizational Costs	0.00
Total Other Assets	0.00
TOTAL ASSETS	218,810.09
LIABILITIES & EQUITY	

Liabilities	
Current Liabilities	
Accounts Payable	
Accrued Taxes payable	
FINRA Fine	400.00
Total Accrued Taxes payable	400.00
Total Accounts Payable	400.00
Other Current Liabilities	
Accrued Exp/Comcast/Pitney/	3,948.62
Commission-Payable	853.26
FINRA Fees	1,606.00
Nuveen Unrealized G/L	-1,350.00
Payroll Liabilities	-844.30
Total Other Current Liabilities	4,213.58
Total Current Liabilities	4,613.58
Total Liabilities	4,613.58
Equity	
Capital Conrtibution	5,000.00
Common Stock	
Preferred Stock	5,000.00
Common Stock - Other	7,200.00
Total Common Stock	12,200.00
Opening Bal Equity	-0.01
Retained Earnings	222,614.59
Net Income	-25,618.07
Total Equity	214,196.51
TOTAL LIABILITIES & EQUITY	218,810.09

The accompanying notes are an integral part of these financial statements.

Mariner Investment Group

Financial Statements

Statement of Operations

As of and for the Year-Ended 12-31-2015

	Jan - Dec 15
Ordinary Income/Expense	
Income	
12B-1 income	
12 B-1	4,665.03
American Funds	958.66
Mutual Funds Income	
American Funds	2,341.57
Franklin Fund	208.89
Hartford	125.74
John Hancock	101.35
Total Mutual Funds Income	2,777.55
12B-1 income – Other	4,669.99
Total 12B-1 income	13,071.23
Income	
Securities	
B-Income Listed options	44.00
Total Securities	44.00
Securities Commission	
income OTC Stock	54,014.44
Mutual Fund Commission	0.00
Total Securities Commission	54,014.44
Total income	54,058.44
Securities Income	
Inter. and Dividends, Invest	
Nuveen Tax Free Insured UIT	507.50
Tax Free Nuveen	1,307.48
Total Inter. and Dividends, Invest	1,814.98
Total Securities Income	1,814.98
Securities Interest Income	
Interest Independant Bank	
Margin Debit Fee	543.06
Interest Independant Bank - Other	633.01
Total Interest Independant Bank	1,176.07

Total Securities Interest Income	1,175.07
Total Income	70,120.72
Expense	
Consulting Fee	
Contract Labor	1,600.00
Professional Fees	
Accounting	4,005.00
Cyberdata	19,231.08
Houhang Shirani	1,200.00
Professional Fees - Other	50.00
Total Professional Fees	24,486.08
Weldon James Ecford	511.00
Total Consulting Fee	26,597.08
Contributions	20.00
Miscellaneous	200.00
Non Payroll Expences	
Bank Service Charges	529.93
Insurance	
Disability Insurance	7,227.64
Fedility Bond	576.00
Liability Insurance	130.12
Total Insurance	7,933.76
Postage and Delivery	24.43
Rent	47,379.06
Repairs	
Building Repairs	986.87
Total Repairs	986.87
Taxes	
Franchize Tax	50.00
Property	54.47
Total Taxes	104.47
Telephone	2,330.93
Travel & Ent	
Travel	0.00
Total Travel & Ent	0.00
Total Non Payroll Expences	59,289.45
Outside Services Global Relay	240.00

Printing and Reproduction	200.00
Regulatory, Admin Fees	
NASD Fees	4,430.00
Total Regulatory, Admin Fees	4,430.00
Total Expense	90,976.53
Net Ordinary Income	-20,855.81
Other Income/Expense	
Other Income	
Other Income	1,054.00
Unrealized Capital Gain/Loss	-5,816.26
Total Other Income	-4,762.26
Net Other Income	-4,762.26
Net Income	-25,618.07

The accompanying notes are an integral part of these financial statements.

Mariner Investment Group

Financial Statements

Statement of Cash Flows

As of and for the Year-Ended 12-31-2016

	Jan - Dec 15
OPERATING ACTIVITIES	
Net Income	-25,618.07
Adjustments to reconcile Net Income	
to net cash provided by operations:	
Commission Check In Tran.	3,866.41
Pershing-Sundry Account	-26.00
Accrued Exp/Comcast/Pitney/	-670.12
Commission-Payable	-2,995.08
FINRA Fees	1,606.00
Nuveen Unrealized G/L	-1,350.00
Payroll Liabilities	-845.33
Net cash provided by Operating Activities	-26,032.19
Net cash increase for period	-26,032.19
Cash at beginning of period	244,323.97
Cash at end of period	218,291.78

The accompanying notes are an integral part of these financial statements.

Mariner investment Group

Financial Statements

Statement of Changes in Ownership Equity

As of and for the Year-Ended 12-31-2015

MARINER FINANCIAL GROUP, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2015

	Preferred Stock		Common Stock		Paid-in Capital		Retained Earnings	Total Stockholder's Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Amount	Amount
Balance at January 1, 2015	200	5,000	10,000	$ 7,200	10,000	$ 30,000	$ 197,224	$ 239,424
Net Income	-	-	-	-	-	-	(20,856)	(20,856)
Acc. Other Comprehensive Income	-	-	-	-	-	-	-	-
Prior Period Adjustments	-	-	-	-	-	-	(108)	(108)
Balance at December 31, 2015	$ 200	$ 5,000	$ 10,000	$ 7,200	$ 10,000	$ 30,000	$ 176,260	$ 218,460

The accompanying notes are an integral part of these financial statements.

Mariner investment Group

Financial Statements

Statement of Changes in Subordinated Liabilities

As of and for the Year-Ended 12-31-2015

NONE

The accompanying notes are an integral part of these financial statements.

Mariner investment Group

Notes to Financial Statements

As of and for the Year-Ended 12-31-2015

NOTES TO FINANCIAL STATEMENTS

December 31, 2015

NOTE A – SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by the Company and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization

Mariner Financial Group, Inc. (the Company) was formed as a Texas corporation on January 24, 1994. The Company has adopted a calendar year.

Description of Business

The Company, located in Houston, TX is a broker and dealer in securities registered with the Securities and Exchanges Commission ("SEC") and is a member of FINRA. The Company operates under SEC Rule 15c3-3(k)(2)(ii), which provides that all funds and securities belonging to the Company's customers are handled by a clearing broker-dealer.

Basis of Accounting

The financial statements of the Corporation have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Cash and Cash Equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable – Recognition of Bad Debt

Mariner investment Group

Supplementary Schedules Pursuant to SEA Rule 17a-5

Of the Securities and Exchange Act of 1934

As of and for the Year-Ended 12-31-2015

Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

Computation of Net Capital

Total Stockholder's equity:		$ 213,698.00
Nonallowable assets:		
Prepaid Expense	0.00	
Property and equipment	518.00	
Accounts receivable – other	0.00	(518.00)
Other Charges	312.00	
Haircuts	0.00	
Undue Concentration	0.00	(312.00)
Net allowable capital		$ 212,868.00

Computation of Basic Net Capital Requirement

Minimum net capital required as a percentage of aggregate indebtedness	$ 307.75
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000.00
Net capital requirement	$ 5,000.00
Excess net capital	$ 207,868.00

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$ 4,614.00
Percentage of aggregate indebtedness to net capital	2.17%

Reconciliation of the Computation of Net Capital Under Rule 15c3-1

Computation of Net Capital reported on FOCUS IIA as of December 31, 2015		$ 212,868.00
Adjustments:		
Change in Equity (Adjustments)	(0.00)	
Change in Non-Allowable Assets		(0.00)
Change in Haircuts		0.00
Change in Undue Concentration		0.00
NCC per Audit		212,868.00
Reconciled Difference		$ (0.00)

Exemptive Provisions Rule 15c3-3

The Company is exempt from Rule 15c3-3 because all customer transactions are cleared through another broker-dealer on a fully disclosed basis. The name of the clearing firm is Pershing LLC.

Statement of Changes in Liabilities Subordinated to the Claims of General Creditors

Balance of such claims at January 1, 2015	$ -
Additions	-
Reductions	-
Balance of such claims at December 31, 2015	$ -

Mariner investment Group

Supplementary Schedules Pursuant to SEA Rule 17a-5

Of the Securities and Exchange Act of 1934

As of and for the Year-Ended 12-31-2015

REPORT ON BROKER DEALER EXEMPTION

For the year ended December 31, 2015

Edward Richardson, Jr., CPA
15565 Northland Suite 508 West
Southfield, MI. 48075

February 22, 2016

Board of Directors
Mariner Investment Group
9601 Katy Freeway

Houston, TX

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

I have reviewed management's statements, included in the accompanying Representation Letter of Exemptions in which (1) Mariner Investment Group. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Mariner Investment Group. claimed an exemption from 17 C.F.R. § 15c3-3(k)(2)(ii), and (2) Mariner Investment Group. stated that Mariner Investment Group.. met the identified exemption provisions throughout the most recent fiscal year without exception. Mariner Investment Group's management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Mariner Investment Group's compliance with the exemption provisions. A review is substantially less in scope that an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I'm not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.



Edward Richardson, Jr., CPA

Mariner investment Group

Supplementary Schedules Pursuant to SEA Rule 17a-5

Of the Securities and Exchange Act of 1934

As of and for the Year-Ended 12-31-2015

Auditors Review of Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)



MARINER INVESTMENT GROUP

Investment Banking • Stocks • Bonds

February 22, 2016

Edward Richardson, Jr. CPA
15565 Northland Drive
Suite 508 West
Southfield, MI 48075

RE: Exemption Statement Rule 15c3-3 (k) (2) (ii) for FYE December 31, 2015

Dear Mr. Richardson Jr.,

Please be advised that Mariner Investment Group has complied with Exemption Rule 15c3-3 (k) (2) (ii), for the period of January 1, 2015 through December 31, 2015. Mariner Investment Group, Inc. did not hold customer securities or funds at any time during this period and does business on a limited basis. Mariner Investment Group's past business has been of similar nature and has complied to this exemption since its inception, (date).

(Name), the president of Mariner Investment Group has made available to Edward Richardson all records and information including all communications from regulatory agencies received through the date of this review December 31, 2015.

(Name) has been responsible for compliance with the exemption provision throughout the fiscal year. Also, there were not any know events or other factors that might have affected Mariner Investment Group's compliance with this exemption.

If you would like additional information or have any questions, feel free to call me directly at (713) 920-9431.

Very truly yours,

Mariner Investment Group,



Steve R. Davis
CFO